Exhibit 99.2

JMU Limited Announces Changes to Board and Management Team

SHANGHAI, August 1, 2019 /PRNewswire/ -- JMU Limited (the "Company" or "JMU") (Nasdaq: JMU) today announced the appointment of Ms. Hua Zhou, a director of the Company, as chief executive officer of the Company and chairperson of the Company’s board of directors (the “Board”), effective July 31, 2019. Ms. Zhou replaced Ms. Xiaoxia Zhu, who stepped down as the Company’s chief executive officer and chairperson of the Board due to personal reasons. Mr. Feng Pan has also submitted his resignation as a director of the Company due to personal reasons.

The Board has appointed Mr. Haohan Xu and Mr. Longming Wu as directors of the Company, effective July 31, 2019, to fill the vacancies.

Mr. Haohan Xu has been actively engaged in entrepreneurial activities. He currently serves as president and chief executive officer of Amazon Capital Inc. and is the founder and chief executive officer of 55 Global, a company developing asset network based on blockchain technologies. Prior to founding these companies, Mr. Xu worked as a private wealth management summer analyst at Morgan Stanley in the summer of 2018, where he focused on investments in the technology, media and telecommunication sector. From 2016 to 2017, Mr. Xu also accumulated experience in the fintech business through multiple positions at Galaxy Group and Haitou Capital in Beijing and New York. Mr. Xu received his bachelor of science from Columbia University.

Mr. Longming Wu has over 20 years of experience in business administration. He currently serves as chief executive officer of Beijing Galaxy Xingyuan Technology Co., Ltd. Prior to that, he served as president of Beijing Shiletao E-commerce Co., Ltd. from 2013 to 2016, where he was responsible for the development and operation of the company’s online-to-offline business. From 1996 to 2013, he worked at Qingdao Real Estate Development Operation Co., Ltd., where he was a vice president. Mr. Wu received his bachelor’s degree in international trade from Qingdao University in China and completed the Media Management Program at the Cheung Kong Graduate School of Business.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "aim," "anticipate," "believe," "estimate," "expect," "hope," "going forward," "intend," "ought to," "plan," "project," "potential," "seek," "may," "might," "can," "could," "will," "would," "shall," "should," "is likely to" and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about JMU's beliefs and expectations are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this press release is as of the date of this press release and is based on assumptions that JMU believes to be reasonable as of this date, and JMU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact:

Zhengzhen Li

JMU Limited

lizhengzhen@ccjmu.com

Tel: +86 (021) 6015-1166, ext. 8904

For more information about JMU Limited, please visit: http://ir.ccjmu.com.